# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATAI Life Sciences N.V., CIK 0001840904
CUSIP: 45822R101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany (2M), 100179
Date of event which requires filing of this statement: 06/02/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0000950170-25-026012
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Evan S. Simpson, 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44 20 795984-26

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 46,521,717; sole dispositive power 0; shared dispositive power 46,521,717; aggregate amount beneficially owned 46,521,717 (22.1% of the class)
- Apeiron Presight Capital Fund II, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.9% of the class)
- Presight Capital Management I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.9% of the class)
- Fabian Hansen: type of reporting person: individual (IN); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.9% of the class)
- Christian Angermayer: type of reporting person: individual (IN); sole voting power 227,375; shared voting power 46,521,717; sole dispositive power 227,375; shared dispositive power 46,521,717; aggregate amount beneficially owned 46,749,092 (22.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: ATAI Life Sciences N.V.
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany (2M), 100179

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 (the "Amendment") to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on February 24, 2025 (the "Schedule 13D"). This Amendment is filed by:

(i) Apeiron Investment Group Ltd. ("Apeiron");
(ii) Apeiron Presight Capital Fund II, L.P. ("Presight II");
(iii) Presight Capital Management I, L.L.C. ("Presight Management");
(iv) Fabian Hansen; and
(v) Christian Angermayer.
Residence or business address: The principal business address of Apeiron and Mr. Angermayer is 66 & 67 Amery Street, SLM1707, Sliema, Malta. The principal business address of each of the remaining Reporting Persons is 440 N Barranca Ave #3391, Covina, CA 91723 USA.
Present principal occupation or employment:
The principal business of Apeiron and Presight II are making investments. The principal business of Presight Management is acting as the general partner of Presight II.

Apeiron's sole director is Mario Frendo and his principal business address is 66 & 67 Amery Street, SLM1707, Sliema, Malta. His present principal occupation is Senior Legal Counsel at Apeiron.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Presight II and Presight Management are organized under the laws of the state of Delaware. Apeiron is organized under the laws of the Malta. Each of Messrs. Hansen and Angermayer is a German citizen. Mr. Frendo is a Maltese citizen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of June 4, 2025, the Reporting Persons collectively beneficially own 46,521,717 Common Shares, representing approximately 22.1% of the voting rights attached to the Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Amendment, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 210,330,950 Common Shares outstanding as of June 3, 2025, comprising (i) the 200,337,609 Common Shares outstanding as of May 9, 2025, as reported by the Issuer in its Form 10-Q dated May 14, 2025 and (ii) the 9,993,341 Common Shares issued on June 3, 2025 in connection with an investment in the Issuer by two private investors (the "Pipe Investors"), as reported by the Issuer in its Form 8-K dated June 2, 2025.

Sole Shared Sole power to Shared
power power dispose power
Amount to vote or to vote or to or to direct to dispose or
beneficially Percent to direct direct the the to direct the
Reporting Person owned of class the vote vote disposition disposition
Apeiron Investment Group, Ltd. 46,521,717 22.1% 0 46,521,717 0 46,521,717
Apeiron Presight Capital Fund II, L.P. 1,799,302 0.9% 0 1,799,302 0 1,799,302
Presight Capital Management I, L.L.C. 1,799,302 0.9% 0 1,799,302 0 1,799,302
Fabian Hansen 1,799,302 0.9% 0 1,799,302 0 1,799,302
Christian Angermayer 46,749,092 22.2% 227375 46,521,717 227,375 46,521,717

Presight II is the record holder of 1,799,302 Common Shares. Apeiron is the record holder of 42,369,415 Common Shares and may be deemed to own an additional 2,353,000 Common Shares underlying convertible notes of the Issuer (the "Convertible Notes"). Christian Angermayer also holds 214,000 vested options that are each exercisable for $5.68 into one Common Share, and 13,375 additional stock options will vest and be exercisable on or about June 9, 2025.

Presight Management is the general partner of Presight II. Apeiron and Fabian Hansen are the managing members of Presight Management. Christian Angermayer is the controlling shareholder of Apeiron.

As a result, each of Presight Management, Apeiron, Mr. Hansen and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Presight II, and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Apeiron.
Transactions in the class effected during the past sixty days: Except as described in this Item 5, none of the Reporting Persons has beneficial ownership of any Common Shares or, except as described in this Schedule 13D, has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned, directly or indirectly, by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Voting Agreement

On June 2, 2025, the Issuer, its directors and the members of the executive team of the Issuer, Beckley Psytech Limited and Apeiron entered into certain voting agreements in connection with the Acquisition. Pursuant to Apeiron's voting agreement with the Issuer (the "Voting Agreement"), Apeiron has agreed to vote (or cause to be voted) all of the Common Shares held by it in favor of certain matters set forth in the Voting Agreement, including to support (i) without limitation, shareholder approvals to approve the transactions contemplated by the share purchase agreement entered into in connection with the Acquisition and (ii) subject to certain conditions, any potential transaction that may be pursued by the Issuer to move the legal and tax domicile of the Issuer from the Netherlands (in respect of its corporate seat) and Germany (in respect of its tax domicile) to Delaware.

The foregoing description of the Voting Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Shareholders Rights Agreement

On June 2, 2025, Apeiron entered into a shareholders rights agreement with the Issuer (the "Rights Agreement"). Under the Rights Agreement, Apeiron will have the right, subject to certain requirements, to select a number of director designees equal to (i) two, for so long as Apeiron and its affiliates beneficially own no less than 12.5% of the equity securities of the Issuer (inclusive of Common Shares issued or issuable in connection with the exercise of options, warrants, rights, units or other securities) and (ii) one, for so long as Apeiron and its affiliates collectively beneficially own at least 7.5% but less than 12.5% of such Issuer equity securities.

Apeiron also entered into a lock-up agreement (the "Lock-Up Agreement") on June 2, 2025 containing customary lock-up terms, pursuant to which Apeiron will, subject to certain exceptions, not transfer any equity securities of the Issuer for a certain specified period. At the expiration of such period, the lock-up restrictions will fall away in part on a monthly basis until the date that is twelve months following the expiration of such period.

The foregoing description of the Rights Agreement and the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Rights Agreement and the Lock-Up Agreement, copies of which are attached hereto as Exhibits 99.2 and 99.3, respectively, and are incorporated herein by reference.

Registration Rights Agreement

On June 2, 2025, the Issuer entered into a registration rights agreement with Apeiron, Mr. Angermayer and the PIPE Investors (the "Registration Rights Agreement") providing for certain registration rights with respect to Common Shares held by such holders from time to time.

The Registration Rights Agreement requires the Issuer to file a registration statement under the Securities Act of 1933, as amended, providing for the resale of all or part of the registrable securities held by the parties thereto as promptly as practicable and use reasonable best efforts to cause such registration statement to be declared effective within the timelines specified therein, and thereafter to keep such registration statement effective for the periods specified therein.

Apeiron will have customary demand rights that will require the Issuer to file registration statements registering its registrable securities. The Issuer has agreed to reasonably assist and cooperate, including by making management available for an electronic "road show" or other marketing efforts, in block trades and marketed or non-marketed underwritten shelf takedown offerings for sales by Apeiron with an offering price, in the aggregate, of at least $25 million. The Registration Rights Agreement also includes customary piggyback rights for Apeiron, subject to certain priority provisions. The Issuer has agreed to bear all registration expenses, including reasonable and documented fees of one counsel for all the selling shareholders, other than customary underwriting commissions or fees, regardless of whether a registration statement is filed or becomes effective. The Registration Rights Agreement also contains customary indemnity, exculpation and contribution obligations by the Issuer and the other parties to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to and qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

Option Grants

On June 2, 2025, the Issuer granted to Mr. Angermayer in further consideration of his continued service as a consultant and other valuable consideration (i) an option to purchase 337,686 ordinary shares of the Issuer that will vest with respect to 131,698 shares subject to the option based on the Issuer's standard four year vesting schedule and with respect to 205,988 shares subject to the option based on the Issuer achieving asset value goals by December 31, 2026, and (ii) an option to purchase 292,500 shares that will vest based on the Issuer's standard four year vesting schedule. In addition, the options are subject to Mr. Angermayer entering into an amended consultancy agreement that provides for compliance with the Issuer's code of conduct, compliance program and the Voting Agreement.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit NoDescription
99.1 Voting Agreement, dated June 2, 2025, between Apeiron, the Issuer and Beckley Psytech Limited (incorporated by reference to Exhibit 10.2 to Form 8-K filed by the Issuer on June 2, 2025)
99.2 Shareholders Rights Agreement, dated June 2, 2025, between Apeiron and the Issuer (incorporated by reference to Exhibit 10.3 to Form 8-K filed by the Issuer on June 2, 2025)
99.3 Lock-Up Agreement, dated June 2, 2025, between Apeiron and the Issuer (incorporated by reference to Exhibit 10.4 to Form 8-K filed by the Issuer on June 2, 2025)
99.4 Registration Rights Agreement, dated June 2, 2025, between Apeiron, Christian Angermayer, the Issuer and certain shareholders named therein (incorporated by reference to Exhibit 10.8 to
Form 8-K filed by the Issuer on June 2, 2025)

## Signatures
- Apeiron Investment Group Ltd.: /s/ Mario Frendo, Mario Frendo, Director (06/04/2025)
- Apeiron Presight Capital Fund II, L.P.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (06/04/2025)
- Presight Capital Management I, L.L.C.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (06/04/2025)
- Fabian Hansen: /s/ Fabian Hansen, Fabian Hansen (06/04/2025)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (06/04/2025)